Exhibit 99.5

August 4, 2016

Sizmek Inc.

Board of Directors

c/o John R. Harris

500 West 5th Street, Suite 900

Austin, TX 78701

RE: Opposition to Acquisition of Sizmek Inc. by Vector Capital

Dear Members of the Board:

I write you to express my strong opposition to the acquisition of Sizmek Inc. by Vector Capital announced yesterday.

As you are very well aware, I am Sizmek’s largest shareholder, and have owned my entire position since the spinout of the Company in February 2014. I have been steadfast in my support of the Company, its Management, and the Board since the founding of Sizmek.

I firmly believe that the proposed transaction does not maximize the value of the Company for all shareholders.  Among other things, the proposed transaction does not fully reflect the significant strategic value of the Company within the advertising technology sector.

As such, I will not be tendering my shares into Vector’s offer (when and if launched).

Sincerely,

/s/ Alex Meruelo
Alex Meruelo